

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Via facsimile to: (954) 331-7235

July 1, 2010

Mitchell K. Dauerman
Chief Financial Officer
The Ultimate Software Group, Inc.
2000 Ultimate Way
Weston, Florida 33326

      Re: **The Ultimate Software Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 5, 2010
File No. 000-24347**

Dear Mr. Dauerman:

      We have completed our review of your filing and do not have any further comments at this time.

                                  Sincerely,

                                  Barbara C. Jacobs
                                  Assistant Director